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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Secure Computing Corporation
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
813705100
(CUSIP Number)
Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
466 Lexington Avenue
New York, NY 10017
(212) 878-0600

With Copies To:

Steven Bernard, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94306
(650) 493-9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	813705100	Page	of

1	NAMES OF REPORTING PERSONS: Warburg Pincus Private Equity IX, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,181,347

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,181,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,181,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	813705100	Page	of

1	NAMES OF REPORTING PERSONS: Warburg Pincus IX, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,181,347

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,181,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,181,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	813705100	Page	of

1	NAMES OF REPORTING PERSONS: Warburg Pincus Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,181,347

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,181,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,181,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	813705100	Page	of

1	NAMES OF REPORTING PERSONS: Warburg Pincus, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,181,347

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,181,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,181,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	813705100	Page	of

1	NAMES OF REPORTING PERSONS: Warburg, Pincus & Co.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,181,347

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,181,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,181,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

     This Schedule 13D is being filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX” or the “Investor”), Warburg Pincus IX, LLC, a Delaware limited liability company (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”), Warburg Pincus, LLC, a New York limited liability company (“WP LLC”) and Warburg, Pincus & Co., a New York general partnership (“WP”) (WP IX together with WP IX LLC, WPP LLC, WP LLC and WP, the “Reporting Persons”). The holdings indicated in this Schedule 13D are held entirely by WP IX.
     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the “Common Stock” are to shares of Common Stock, par value $0.01 per share of Secure Computing Corporation, a Delaware corporation (the “Company”). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.
Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the Common Stock, and this Schedule 13D is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 4810 Harwood Road, San Jose, CA 95124.
Item 2. Identity and Background
     (a) This statement is filed by the Reporting Persons. The Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5. The sole general partner of the Investor is WP IX LLC. WPP LLC is the sole member of WP IX LLC, and WP is the managing member of WPP LLC. WP LLC manages the Investor. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.
     (b) The address of the principal business and principal office of each of the Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017.
     (c) The principal business of the Investor is that of making private equity and related investments. The principal business of WP is acting as the Managing Member of WPP LLC. The principal business of WPP LLC is acting as general partner to certain private equity funds and as the Sole Member of WP IX LLC. The principal business of WP IX LLC is acting as general partner of the Investor. The principal business of WP LLC is managing certain private equity funds, including the Investor.
     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
     Pursuant to a Securities Purchase Agreement, dated as of August 17, 2005, by and among WP IX and the Company

(a copy of which is attached hereto as Exhibit 2), as amended by Amendment No. 1 to the Securities Purchase Agreement, dated December 7, 2005 (a copy of which is attached hereto as Exhibit 2.1) (as amended, the “Purchase Agreement”), the Investors purchased (i) 700,000 shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”) at a price of $100.00 per share and (ii) a warrant (attached hereto as Exhibit 3) to purchase 1,000,000 shares of Common Stock at an exercise price of $14.74 per share (subject to certain adjustments as provided in the Warrant) (the “Warrant,” and together with the Preferred Stock, the “Securities”), with the purchase price paid in cash on January 12, 2006 (the “Closing”). Each share of Preferred Stock was at issuance convertible into Common Stock at an initial conversion price of $13.51 and at an initial conversion rate of approximately 7.4019 shares of Common Stock for each share of Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of Secure Computing Corporation, a copy of which is attached hereto as Exhibit 4 (the “Certificate of Designations”).
     The total amount of funds required to purchase the Securities by the Investor pursuant to the Purchase Agreement was $70,000,000 and was furnished from the working capital of the Investor. No additional funds were required to acquire beneficial ownership of the Common Stock reported on this Schedule 13D.
Item 4. Purpose of Transaction
     The acquisition by the Investor of beneficial ownership of the Securities as described herein was effected because of the Reporting Persons’ belief that the Company represents an attractive investment based on the Company’s business prospects and strategy and to help finance the Company’s acquisition of CyberGuard Corporation. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Company, engage in discussions with the Company concerning further acquisitions of securities of the Company or otherwise invest in the Company or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company’s securities, subsequent developments concerning the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.
     Except as set forth in this Item 4, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I to this Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s Charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In acquiring the Securities, the Investor entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell and the Investor agreed to purchase Securities at the Closing as described in Item 3 above. The following summaries of certain provisions of the Purchase Agreement and the Certificate of Designations are qualified in their entirety by reference to such documents (copies of which are attached hereto as Exhibits 2 and 4, respectively).
     Liquidation Preference. The shares of Preferred Stock purchased by Investor have a liquidation preference of $100 per share, for an aggregate initial liquidation preference of $70,000,000, or the “Base Liquidation Preference.” The Base Liquidation Preference accretes daily at an annual rate of 5.0% compounded semi-annually from the original issuance date of the Preferred Stock (the “Original Issue Date”) through but not including the date fifty-four (54) months after the Original Issue Date. The payment of such accreted amount to the holders of Preferred Stock ranks by its terms senior in priority to the liquidation preference of any other series of the Company’s preferred stock and any amount payable to the Common Stock upon a liquidation event. The Preferred Stock is convertible into shares of common stock of the Company, at the holder’s option, at a rate determined by dividing the as-accreted aggregate liquidation preference of the shares to be so converted by $13.51, or the “Series A Conversion Price,” subject to adjustment as described below.
     Adjustment of Conversion Price. The conversion price of the Preferred Stock is subject to adjustments upon certain events, including without limitation for stock splits, stock dividends, rights distributions and similar events, and a broad-based weighted average adjustment for future issuances of common stock at a price below the Series A Conversion Price then in effect, subject to specified exceptions.
     Dividends. The Preferred Stock will receive dividends or distributions declared on the common stock on an as-if-converted to common stock basis. Additionally, after the date which is four years and six months after the Original Issue Date, the Preferred Stock will have the right (prior and in preference to any right of common stock to receive dividends) to receive semi-annual dividends at an annual rate of 5.0% of the Base Liquidation Preference then in effect compounded semi-annually and the Company shall have the option to pay such dividends in cash or to accrue such dividends and add them to the Base Liquidation Preference.
     Change of Control. Upon a Change of Control (as defined in the Certificate of Designations), the Investor may elect to (i) convert the shares of Preferred Stock into shares of Common Stock and receive the consideration due to the common stockholders upon conversion, or (ii) cause the Company to redeem the Preferred Stock for cash at the liquidation preference then in effect. If a Change of Control occurs within five years after the issuance of the Preferred Stock, the liquidation preference shall be an amount equal to the Base Liquidation Preference then in effect plus a premium of (i) 15% if the Change of Control occurs prior to the first anniversary of the Original Issue Date, (ii) 10% if the Change of Control occurs prior to the second anniversary of the Original Issue Date, (iii) 5% if the Change of Control occurs prior to the fourth anniversary of the Original Issue Date or (iv) 1% if the Change of Control occurs prior to the fifth anniversary of the Original Issue Date, as more fully described in the Certificate of Designations.
     Conversion. The Preferred Stock is convertible at any time, in whole or in part, into that number of shares of Common Stock equal to the Base Liquidation Preference then in effect (including any applicable change of control premium as described above) divided by the then current Series A Conversion Price. The Company has the right to require conversion of the Preferred Stock:
•	from and after the first anniversary of the issuance of the Preferred Stock if the market price of the Company’s common stock for each trading day during a period of thirty (30) consecutive trading days beginning on or after the first anniversary of the Original Issue Date and ended within five (5) days of the Company’s election to convert the shares and delivery to the holders of the shares a specified notice exceeds 200% of the conversion price then in effect,

•	from and after the third anniversary of the issuance of the Preferred Stock if the market price of the Company’s common stock for each trading day during a period of thirty (30) consecutive trading days beginning on or after the third anniversary of the issuance of the Preferred Stock and ended within five (5) days of the Company’s election to convert the shares and delivery to the holders of the shares a specified notice exceeds 175% of the conversion price then in effect, and

•	from and after the fourth anniversary of the issuance of the Preferred Stock if the market price of the Company’s common stock for each trading day during a period of thirty (30) consecutive trading days beginning on or after the fourth anniversary of the issuance of the Preferred Stock and ended within five (5) days of the Company’s election to convert the shares and delivery to the holders of the shares a specified notice exceeds 150% of the conversion price then in effect,.
provided that in each instance, the Company can only require conversion of the Preferred Stock if a registration statement has been declared and continues to be effective with regard to the resale of Common Stock to be issued upon the conversion of the Preferred Stock in question.
     Voting Rights. The Preferred Stock votes with the Common Stock on any matter to come before the stockholders of the Company, with each share of Preferred Stock being entitled to cast a number of votes equal to the number of shares of Common Stock into which it is then convertible. Notwithstanding the foregoing, the conversion price used to determine the number of shares of common stock as which one share of Preferred Stock may be voted on an as-converted basis shall not be adjusted as a result of antidilution adjustments below $12.18.
     In addition to voting on an as-if-converted basis with the common stock, so long as at least one half of the Preferred Stock remains outstanding, a majority of the Preferred Stock is required to approve (i) changes to the Company’s certificate of incorporation or bylaws that adversely affect the rights, preferences or privileges of the Preferred Stock, (ii) the adoption of any stockholder rights plan that would have the effect of diluting the economic or voting interest of the Investor resulting solely from its ownership of Preferred Stock, (iii) certain incurrence of debt, distribution of assets, payment of dividends or repurchase of securities, (iv) creation or issuance of any equity security with rights senior to or on parity with the Preferred Stock, (v) any increase in the size of the Company’s board of directors above nine members and (vi) any action that adversely affects the rights, preferences or privileges of the Preferred Stock.
     Purchase Rights. If at any time after the Original Issue Date, the Company grants, issues or sells any:
•	options, warrants or other rights to purchase or acquire Common Stock (other than capital stock issued in certain specific excepted circumstances);

•	securities by their terms convertible into or exchangeable for Common Stock or options, warrants or other rights to purchase or acquire such convertible or exchangeable securities (other than capital stock issued in certain specific excepted circumstances); or

•	rights to purchase property
pro rata to the record holders of Common Stock and not to the holders of Preferred Stock or such issuances or sales do not result in an adjustment of the conversion price under the anti-dilution provisions of the Preferred Stock, then each holder of Preferred Stock will be entitled to acquire on the same terms either:
•	the aggregate amount of these rights which the holder would have acquired if it had held the number of shares of Common Stock acquirable upon conversion of the Preferred Stock immediately before the grant, issuance or sale of these rights; or

•	if these rights have expired, the number of shares of Common Stock or the amount of property which the holder could have acquired upon the exercise of the rights at the time or times at which the Company granted, issued or sold the expired rights.
     Right to Board Seat and Board Observer. For so long as the Investor and its affiliates own at least 50% of the shares of Preferred Stock issued to the Investor pursuant to the Purchase Agreement, the holders of the Preferred Stock will have the right, voting as a separate class, to appoint one member to the Company’s Board of Directors (the “Warburg Appointed Director”). Such right shall terminate as of the Company’s first annual meeting of stockholders at which directors shall be elected following such time as the Investor and its affiliates cease to beneficially own at least fifty percent (50%) of the shares of the Series A Preferred Stock issued to the Investor pursuant to the Purchase Agreement.

     In addition to the Warburg Appointed Director, the Investor shall have the right to have one observer attend meetings of the Board of Directors and principal committees immediately for so long as the Investor has the right to appoint designate the Warburg Appointed Director.
     In the event that the Investor shall cease to have the right to elect the Warburg Appointed Director, for so long as the Investor and its affiliates hold at least fifty percent (50%) of the shares of Common Stock issuable upon conversion of the Preferred Stock originally issued to the Investor pursuant to the Purchase Agreement, the nominating committee (or such other committee as appropriate) of the Company’s Board of Directors shall recommend to the Board of Directors, subject such committee’s fiduciary duties, that the person designated by the Investor (the “Warburg Nominated Director”) be included on the slate of nominees in the class to be elected or appointed to the Board of Directors at the next annual meeting of stockholders, and the Company’s Board of Directors shall so include such person on the slate for such meeting, and at each annual meeting of stockholders of the Company at which such person’s term expires.
     For so long as such membership does not conflict with any applicable law or regulation or listing requirement of the NASDAQ National Market, the Warburg Appointed Director or the Warburg Nominated Director, as the case may be, shall be entitled, at his or her election, to serve as a member of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and each other principal committee or subcommittee of the Board of Directors.
     Subscription Rights. For so long as the Investor and its affiliates holds at least fifty percent (50%) of the shares of Preferred Stock (or the shares of Common Stock issuable upon conversion of the Preferred Stock and the exercise of the warrant), if the Company proposes to issue equity securities of any kind (including warrants, options or other rights to acquire equity securities and debt securities convertible into equity securities, but other than such securities issued in certain specific excepted circumstances) then the Company shall (i) give the Investor notice of such proposed issuance and (ii) offer to issue and sell to the Investor, on the same terms as the proposed issuance and upon full payment by the Investor, a portion of the securities proposed to be issued proportional to the Investor’s then-current ownership of the Company.
     Registration of Securities. The Company is required to promptly prepare and file a registration statement on Form S-3 (or, if Form S-3 is not available, Form S-1) to enable the resale of shares of Common Stock issuable upon conversion of the Preferred Stock and issuable upon the exercise of the warrant. The Company also will use its reasonable best efforts to have the registration statement declared effective as promptly as practicable and, in any event, within 180 days of the Original Issue Date. The Company will bear all expenses in connection with the registration. Holders of the Preferred Stock also will have the right to participate in or “piggyback” on any registration of Company securities by the Company for its account or for the account of its stockholders.
Item 5. Interest in Securities of the Issuer
     (a) Due to their respective relationships with each other, as of January 12, 2006, the Reporting Persons may be deemed to beneficially own, in aggregate, 6,181,347 shares of Common Stock of the Company by virtue of the Investor’s ownership of (i) 700,000 shares of Preferred Stock as of such date which shares are convertible into Common Stock at the Series A Conversion Price and (ii) an additional 1,000,000 shares of Common Stock issuable upon the exercise of the Warrant. Assuming the full conversion of the Preferred Stock into 5,181,347 shares of Common Stock as of January 12, 2006, and the issuance to the Investor of 1,000,000 shares of Common Stock upon the exercise of the Warrant, the Investor is deemed to beneficially own 6,181,347 shares of Common Stock, representing approximately 10.6% of the outstanding shares of Common Stock, based on a total of 58,443,978 shares of Common Stock outstanding. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Persons disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.
     (b) Each of the Reporting Persons shares with the Investor the power to vote or to direct the vote and to dispose or to direct the disposition of the 6,181,347 shares of Common Stock each of the Reporting Persons may be deemed to beneficially own as of January 12, 2006.
     (c) Except for the Securities acquired pursuant to the Purchase Agreement, during the last sixty days there were no transactions effected by the Reporting Persons or by any of the persons set forth on Schedule I hereto.
     (d) Except as set forth in this Item 5, supra, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1 and incorporated by reference, with respect to the joint filing of this statement and any amendment or amendments hereto.
     The Purchase Agreement between the Company and WP IX was entered into on August 17, 2005 and is described herein in Item 4, supra.
     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.
     By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a “group” under the Federal securities laws.
Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement, dated as of January 12, 2006, by and among Warburg Pincus Private Equity IX, L.P.; Warburg Pincus IX, LLC, Warburg Pincus Partners LLC, Warburg Pincus LLC and Warburg, Pincus & Co.

2.	Purchase Agreement, dated as of August 17, 2005, by and between Secure Computing Corporation and Warburg Pincus Private Equity IX, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Secure Computing Corporation on August 17, 2005).

2.1	Amendment No. 1 to Securities Purchase Agreement, dated as of December 7, 2005, by and between Secure Computing Corporation and Warburg Pincus Private Equity IX, L.P.

3.	Form of Common Stock Warrant (incorporated in this Schedule 13D by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Secure Computing Corporation on August 17, 2005).

4.	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Secure Computing Corporation. (incorporated in this Schedule 13D by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Secure Computing Corporation on August 17, 2005).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 20, 2006
WARBURG PINCUS PRIVATE EQUITY IX, L.P.
By: Warburg Pincus IX, LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS IX, LLC
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS PARTNERS, LLC
By: Warburg Pincus & Co., its managing member

/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS LLC
/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Managing Director

WARBURG PINCUS & CO.
/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Partner

INDEX TO EXHIBITS
1.	Joint Filing Agreement, dated as of January 12, 2006, by and among Warburg Pincus Private Equity IX, L.P.; Warburg Pincus IX, LLC, Warburg Pincus Partners LLC, Warburg Pincus LLC and Warburg, Pincus & Co.

2.	Purchase Agreement, dated as of August 17, 2005, by and between Secure Computing Corporation and Warburg Pincus Private Equity IX, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Secure Computing Corporation on August 17, 2005).

2.1	Amendment No. 1 to Securities Purchase Agreement, dated as of December 7, 2005, by and between Secure Computing Corporation and Warburg Pincus Private Equity IX, L.P.

3.	Form of Common Stock Warrant (incorporated in this Schedule 13D by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Secure Computing Corporation on August 17, 2005).

4.	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Secure Computing Corporation. (incorporated in this Schedule 13D by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Secure Computing Corporation on August 17, 2005).

EXHIBIT 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Secure Computing Corporation is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: January 12, 2006

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX, LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX, LLC

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By:	Warburg Pincus & Co., its managing member

/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Managing Director

WARBURG PINCUS & CO.

/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

EXHIBIT 2.1
AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT
     This Amendment, dated as of December 7, 2005 (this “Amendment”), to the Securities Purchase Agreement, dated as of August 17, 2005, by and among Secure Computing Corporation, a Delaware Corporation (“Secure”) and the Purchasers identified on Exhibit A thereto (the “Agreement”), is entered into by and among Secure and Warburg Pincus Private Equity IX, L.P. (“Warburg”)
RECITAL
     WHEREAS, Secure and Warburg are parties to the Agreement and wish to amend the Agreement in accordance with the terms of this Amendment.
     WHEREAS, pursuant to Section 7.2 of the Agreement, the Agreement may be amended by an instrument in writing signed by the parties hereto.
AGREEMENT
     NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:
     1. Defined Terms. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.
     2. Amendment to Section 6.1 of the Agreement. The reference in Section 6.1 of the Agreement to “December 31, 2005” is hereby changed to “January 31, 2006.”
     3. Full Force and Effect. Except as expressly modified by this Amendment, the Agreement is unmodified and this Amendment shall not impair the full force and effect of the Agreement.
     4. Choice of Law. This Amendment shall be governed by, and construed in accordance with, the law of the State of New York without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.
     5. Counterparts. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment or caused this Amendment to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

WARBURG PINCUS PRIVATE EQUITY IX, L.P. By: Warburg Pincus IX, LLC, its general partner By: Warburg Pincus Partners, LLC, its sole member By: Warburg Pincus & Co., its managing member

/s/ Cary J. Davis

Name: Cary J. Davis Title: Partner

Dated: December 7, 2005

SECURE COMPUTING CORPORATION

/s/ John McNulty

Name: John McNulty Title: Chairman, President & Chief Executive Officer

Dated: December 7, 2005

SCHEDULE 1
Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (“WP LLC”). The sole general partner of Warburg Pincus Private Equity IX, L.P. (“WP IX”) is Warburg Pincus IX, LLC (“WP IX LLC”), an indirect subsidiary of WP. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.
GENERAL PARTNERS OF WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC

Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC

Gregory Back	Partner of WP; Member and Managing Director of WP LLC

David Barr	Partner of WP; Member and Managing Director of WP LLC

Harold Brown	Partner of WP; Member and Managing Director of WP LLC

Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC

Mark Colodny	Partner of WP; Member and Managing Director of WP LLC

David A. Coulter	Partner of WP; Member and Managing Director of WP LLC

Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC

W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC

Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC

Michael Graff	Partner of WP; Member and Managing Director of WP LLC

Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC

Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC

Stewart J. Hen	Partner of WP; Member and Managing Director of WP LLC

William H. Janeway	Partner of WP; Member and Vice Chairman of WP LLC

Julie A. Johnson Staples	Partner of WP; Member and Managing Director of WP LLC

Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC

Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC

Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Henry Kressel	Partner of WP; Member and Managing Director of WP LLC

Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC

Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Sidney Lapidus	Partner of WP; Member and Managing Director of WP LLC

Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC

Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC

Philip Mintz	Partner of WP; Member and Managing Director of WP LLC

Rodman W. Moorhead III	Partner of WP; Member and Managing Director of WP LLC

James Neary	Partner of WP; Member and Managing Director of WP LLC

Bilge Ogut	Partner of WP; Member and Managing Director of WP LLC

Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC

Lionel I. Pincus	Partner of WP; Member and Chairman of WP LLC

Michael F. Profenius	Partner of WP; Member and Managing Director of WP LLC

Stan Raatz	Partner of WP; Member and Managing Director of WP LLC

Henry B. Schacht	Partner of WP; Member and Managing Director of WP LLC

Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC

Mimi Strouse	Partner of WP; Member and Managing Director of WP LLC

Patrick Sullivan	Partner of WP; Member and Managing Director of WP LLC

Barry Taylor	Partner of WP; Member and Managing Director of WP LLC

Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

John L. Vogelstein	Partner of WP; Member and Vice Chairman of WP LLC

John R. Vrolyk	Partner of WP; Member and Managing Director of WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC

David J. Wenstrup	Partner of WP; Member and Managing Director of WP LLC

Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC

Pincus & Company LLC*

NL & Co.**

Warburg Pincus VP Partnership, L.P.***

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC

**	New York limited partnership; primary activity is ownership interest in WP

***	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP

Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP

Gregory Back	Member and Managing Director of WP LLC; Partner of WP

David Barr	Member and Managing Director of WP LLC; Partner of WP

Harold Brown	Member and Managing Director of WP LLC; Partner of WP

Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP

Stephen John Coates (1)	Member and Managing Director of WP LLC

Mark Colodny	Member and Managing Director of WP LLC; Partner of WP

David A. Coulter	Member and Managing Director of WP LLC; Partner of WP

Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP

W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP

Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP

Rajiv Ghatalia (2)	Member and Managing Director of WP LLC

Michael Graff	Member and Managing Director of WP LLC; Partner of WP

Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP

Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP

Stewart J. Hen	Member and Managing Director of WP LLC; Partner of WP

William H. Janeway	Member and Vice Chairman of WP LLC; Partner of WP

Julie A. Johnson Staples	Member and Managing Director of WP LLC; Partner of WP

Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP

Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Rajesh Khanna (2)	Member and Managing Director of WP LLC

Henry Kressel	Member and Managing Director of WP LLC; Partner of WP

Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP

Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Sidney Lapidus	Member and Managing Director of WP LLC; Partner of WP

Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP

Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP

Jeff Leng (3)	Member and Managing Director of WP LLC

David Li (4)	Member and Managing Director of WP LLC

Nicholas J. Lowcock (1)	Member and Managing Director of WP LLC

Philip Mintz	Member and Managing Director of WP LLC; Partner of WP

Rodman W. Moorhead III	Member and Managing Director of WP LLC; Partner of WP

James Neary	Member and Managing Director of WP LLC; Partner of WP

Bilge Ogut	Member and Managing Director of WP LLC; Partner of WP

Christoph Neizert (5)	Member and Managing Director of WP LLC

Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP

Lionel I. Pincus	Member and Chairman of WP LLC; Partner of WP

Pulak Chandan Prasad (2)	Member and Managing Director of WP LLC

Michael F. Profenius	Member and Managing Director of WP LLC; Partner of WP

Stan Raatz	Member and Managing Director of WP LLC; Partner of WP

Henry B. Schacht	Member and Managing Director of WP LLC; Partner of WP

Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP

Joseph C. Schull (6)	Member and Managing Director of WP LLC

Mimi Strouse	Member and Managing Director of WP LLC; Partner of WP

Patrick Sullivan	Member and Managing Director of WP LLC; Partner of WP

Chang Q. Sun (4)	Member and Managing Director of WP LLC

Barry Taylor	Member and Managing Director of WP LLC; Partner of WP

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Simon Turton (1)	Member and Managing Director of WP LLC

John L. Vogelstein	Member and Vice Chairman of WP LLC; Partner of WP

John R. Vrolyk	Member and Managing Director of WP LLC; Partner of WP

Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP

David J. Wenstrup	Member and Managing Director of WP LLC; Partner of WP

Peter Wilson (1)	Member and Managing Director of WP LLC

Jeremy S. Young (1)	Member and Managing Director of WP LLC

Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

Pincus & Company LLC*

(1)	Citizen of United Kingdom

(2)	Citizen of India

(3)	Citizen of China

(4)	Citizen of Hong Kong

(5)	Citizen of Germany

(6)	Citizen of Canada
* New York limited liability company; primary activity is ownership interest in WP and WP LLC
As of January 17, 2006